UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2020

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

This Report of Foreign Private Issuer on Form 6-K consists of: (i) the Registrant’s press release issued on March 10, 2020, titled “Nano Dimension Reports 2019 Fourth Quarter and Full Year 2019 Financial Results, Showing 39% Revenue Growth in 2019,” which is attached hereto as Exhibit 99.1, (ii) the Registrant’s press release issued on March 10, 2020, titled “Nano Dimension Reports Customers’ Vote of Confidence in the Recently Released DragonFly LDM Machines,” which is attached hereto as Exhibit 99.2, (iii) the Registrant’s Notice of Meeting, Proxy Statement and Proxy Card for the Extraordinary General Meeting of Shareholders to be held on Thursday, April 16, 2020, which is attached hereto as Exhibit 99.3, and (iv) the voting instruction form which will be sent to holders of American Depositary Shares by The Bank of New York Mellon, which is attached hereto as Exhibit 99.4.

Only shareholders of record who hold Ordinary Shares, nominal value NIS 0.10, or American Depositary Shares representing Ordinary Shares, of the Registrant at the close of business on March 16, 2020, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

The second paragraph and the sections titled “Corporate Updates,” “Fourth Quarter 2019 Financial Results,” “Full Year 2019 Financial Results,” “Balance Sheet Highlights,” “Forward-Looking Statements,” and the IFRS financial statements in the press release, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4 are incorporated by reference into the registration statements on Form F-3 (File No. 333-217173 and 333-233905) and Form S-8 (File No. 333-214520) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.

99.1	Press Release issued by Nano Dimension Ltd. on March 10, 2020, titled “Nano Dimension Reports 2019 Fourth Quarter and Full Year 2019 Financial Results, Showing 39% Revenue Growth in 2019.”

99.2	Press Release issued by Nano Dimension Ltd. on March 10, 2020, titled “Nano Dimension Reports Customers’ Vote of Confidence in the Recently Released DragonFly LDM Machines.”

99.3	Notice of Meeting, Proxy Statement and Proxy Card for the Extraordinary General Meeting of Shareholders to be held on Thursday, April 16, 2020.

99.3.A	Exhibit A to Proxy Statement - Amended and Restated Articles of Association.

99.4	Voting Instruction Form for Holders of American Depositary Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: March 11, 2020	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

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